P.E. 2/11/02

02017279

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of **February 2002**

BIG ROCK BREWERY LTD.

(Translation of registrant's name into English)

5555 – 76th Avenue SE, Calgary, Alberta, Canada T2C 4L8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No ____

February 8, 2002

BC Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange

The NASDAQ-Amex Market Group
Alberta Securities Commission
Manitoba Securities Commission

Dear Sirs:

RE: Big Rock Brewery Ltd.- Confirmation of Mailing- Sedar Profile # 497

On February 8, 2002, the following item was sent by prepaid mail to each shareholder of the above-mentioned Company:

1. Third Quarter Report for the period ending December 31, 2001.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

Yours truly,
BIG ROCK BREWERY LTD.

« signed »

Donna Flack
Corporate Secretary
(403) 720-4465

/dif

BIG ROCK BREWERY LTD. 5555 – 76th Avenue SE
Calgary Alberta Canada T2C 4L8

MAIN: (403) 720-3239 ORDER DESK: (403) 279-beer (2337)
TOLL FREE: 1-800-242-3107 INTERNET: www.bigrockbeer.com

g:temp-doc\

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG ROCK BREWERY LTD.

(Registrant)

Date: February 21, 2002

By: ______________________

Timothy A. Duffin
Chief Financial Officer